PUBLIC



17016652

S

... COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42833



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 16 2017
REGISTRATIONS BRANCH
15

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **A.P. SECURITIES, INC**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 WATERVIEW DRIVE
(No. and Street)

CENTERPORT	**NY**	**11721**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
GEORGE REICHLE **(631) 757-3200**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, **GEORGE REICHLE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **A.P. SECURITIES, INC.**, as of **DECEMBER 31, 2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Public Notary

KATHLEEN E WOOD
NOTARY PUBLIC, STATE OF NEW YORK
SUFFOLK COUNTY
NO. 01WO6349407
COMM. EXP. 10/17/20

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.P. SECURITIES, INC.

Statement of Financial Condition

For the Year Ended December 31, 2016

A.P. SECURITIES, INC.

CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of A.P. Securities, Inc.

We have audited the accompanying statement of financial condition of A.P. Securities, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of A.P. Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of A.P. Securities, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

March 14, 2017

A.P. SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets	
Current assets:	
Cash and cash equivalents	$ 2,870
Accounts receivable (Note 2)	9,829
Prepaid expenses	1,956
Total current assets	14,655
Other assets:	
Investments (Note 3)	26,848
Total assets	$ 41,503
Liabilities and stockholder's equity	
Current liabilities:	
Accounts payable and accrued expenses	$ 10,563
Payroll taxes payable	876
Total current liabilities	11,439
Stockholder's equity:	
Common stock, no par value, 4,445 shares authorized; 4,245 shares issued and outstanding	35,000
Additional paid-in capital	19,500
Accumulated deficit	(46,484)
Accumulated other comprehensive gain	
Unrealized gain on investment	22,048
Total stockholder's equity	30,064
Total liabilities and stockholder's equity	$ 41,503

See accompanying report of independent registered public accounting firm and notes to financial statements.

A.P. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

1. Summary of significant accounting policies

Nature of business

A.P. Securities, Inc. ("the Company") is a corporation organized under the laws of the State of New York on March 20, 1990, doing business as a broker and dealer in securities registered under the Securities Exchange Act of 1934 and as a member of the Financial Industry Regulatory Authority.

The Company's primary source of income is commissions and fees from the sale of Mutual Funds.

Basis of accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition

Securities transactions and the related revenues and expenses are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Cash equivalents

For purposes of the statements of financial condition and statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Concentration of credit risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and accounts receivable. The Company maintains its cash balances in bank checking accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk on cash balances.

Accounts receivable

The Company considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts has been established. If amounts become doubtful as to collections, an allowance will be established at that time.

1. Summary of significant accounting policies (continued)

Income taxes

As of January 1, 2014 the Company elected to terminate their "small business corporation" (S Corporation) status for federal and state tax purposes. Therefore, federal and state income taxes are accrued at the end of each year in accordance with applicable income tax laws.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. We have determined that there are no material uncertain tax positions that require recognition or disclosure in the financial statements.

The Company is generally not subject to U.S. Federal, State or local income tax examinations related to the Company's activities for tax years before 2013.

Subsequent events

In accordance with FASB ASC Topic 855, subsequent events (after December 31, 2016) have been evaluated through March 13, 2017, which is the date the financial statements were available to be issued.

2. Accounts receivable

Accounts receivable of $9,829 were all current and are comprised of commissions due on the sale of mutual funds and fee income.

The Company's policy is to write-off doubtful accounts receivable in the year deemed uncollectible. In the opinion of management, no allowance for doubtful accounts is required.

3. Investments

During the calendar year 2000, the Company acquired, for $4,800, 400 shares of common stock in The Nasdaq Stock Market, Inc. ("Nasdaq").

The carrying value and estimated fair value of marketable securities available for sale at December 31, 2016 is as follows:

	Carrying Value	Fair Value	Unrealized Gain
Equities	$ 4,800	$ 26,848	$ 22,048

4. **Fair value measurements**

In accordance with generally accepted accounting principles, the Company adopted provisions of *Fair Value Measurements and Disclosures* (ASC Topic 820), which establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation methodologies used for assets measured at fair value.

Equities – valued at the net asset value ("NAV") of shares held at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes their valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the assets at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Equities	$ 26,848	$ --	$ --	$ 26,848

A.P. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

5. Pension plan
The Company has set up a profit sharing plan during the year 2007, which covers all employees who meet the plan's eligibility requirements. There was no pension expense for the year ended December 31, 2016.

6. Income taxes
The provision for income taxes is summarized as follows:

Current tax expense:	
Federal	$ --
State	94
Total provision for income taxes	$ 94

At December 31, 2016 the Company had federal and state net operating loss carry-forwards of approximately $463 that can be deducted against future taxable income that expire in 2026 and $4,137 that expire in 2025.

7. Net capital
The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2016 the Company had net capital of $21,132, which was $16,132 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.54131 to 1 as of December 31, 2016.

8. Commitments and contingencies
There are no commitments and contingencies that would have a material impact as of December 31, 2016.